

INDEPENDENT AUDITOR'S REPORT

To the Members and Managers
ChipBrain LLC

FRUCI &
ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 N. Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We have audited the accompanying financial statements of ChipBrain LLC, which comprise the balance sheet as of June 26, 2020 (inception), and the related statements of operations, members' equity, and cash flows for the one-day period ended June 26, 2020 (inception), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no equity or capital resources, has had no financial activity, and has not commenced principal operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChipBrain LLC as of June 26, 2020, and the results of its operations and its cash flows for the one-day period then ended in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
December 23, 2020


ChipBrain LLC
Balance Sheet
As of June 26, 2020 (Inception)


Assets
Current assets

Cash and cash equivalents	$	—
Total current assets		—
Total assets	$	—

Liabilities and Members' Equity

Current liabilities	$	—
Total current liabilities		—

Commitments and Contingencies —

Members' Equity

Membership interest units	—
Retained earnings	—
Total members' equity	—
Total liabilities and members' equity	$ —


Accompanying notes are an integral part of these financial statements


ChipBrain LLC
Statement of Operations
As of June 26, 2020 (Inception)

Revenues	$	—
Cost and expenses:		
General and administrative		—
Total operating expenses		—
Operating income		—
Other income (expense)		—
Net income	$	—

Accompanying notes are an integral part of these financial statements

ChipBrain LLC
Statement of Members' Equity
As of June 26, 2020 (Inception)

	Membership Interest Units	Membership Interest Amount	Retained Earnings	Total Members' Equity
Balance, June 26, 2020 (Inception)	—	$ —	$ —	$ —
Net income	—	—	—	—
Balance, June 26, 2020	—	$ —	$ —	$ —

Accompanying notes are an integral part of these financial statements

ChipBrain LLC
Statement of Cash Flows
As of June 26, 2020 (Inception)

Operating activities	
Net income	$ —
Adjustments to reconcile net loss to cash provided by operating activities:	—
Cash provided by operating activities	—
Investing activities	—
Cash provided by investing activities	—
Financing activities	—
Cash provided by financing activities	—
Increase in cash and cash equivalents during the period	—
Cash and cash equivalents, beginning of the period	—
Cash and cash equivalents, end of the period	$ —
Cash paid for:	
Interest	$ —
Income taxes	$ —

Accompanying notes are an integral part of these financial statements

4

ChipBrain LLC
Notes to Financial Statements
As of June 26, 2020 (Inception)

1. Description of Business and Summary of Accounting Principles

Description of the Organization

ChipBrain ("ChipBrain," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on June 26, 2020. The Company plans to develop a product that combines supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communication: text, voice, and video - taking the guesswork out of identifying conversational cues and enabling sales professionals to see at a glance how they are coming across to customers. Our AI assistant also leverages information about the unique strengths and weaknesses of the individual salesperson to make suggestions about what to say, when to say it, and how to say it to close a deal.
ChipBrain's mission is to create subscription-based business-to-business software-as-a-service (SaaS) as a standalone product and an add-on product to existing customer relationship management software.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company's website is chipbrain.com.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company has not yet generated revenue. Pilot customers are planned for the first quarter of 2021 and subscription-based contracts are planned after customers have completed the pilot project.

The Company's policy is to identify performance obligations in contracts with customers, which primarily are designed to be subscription services. The transaction price is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. The Company's model is to bill customers before it provides any services and begin performing services after the first payment is received.

Judgments and Estimates

The estimation of variable consideration for each anticipated performance obligation requires subjective judgments. The Company plans to offer contracts that include promises to transfer multiple services. For arrangements with multiple services, the Company will evaluate whether the individual services qualify as distinct performance obligations. In its assessment of whether a service is a distinct performance obligation, the Company must determine whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, highly interrelated, or significantly modify each other, which may require judgment based on the facts and circumstances of the contract.

Service Revenue

Service revenue from subscriptions to the Company's service is recognized over time on a ratable basis over the contractual subscription term beginning on the date that the service begins. Payments received in advance of subscription services being rendered are recorded as a deferred revenue.

When a contract with a customer is signed, the Company assesses whether collection of the fees under the arrangement is probable. The Company estimates the amount to reserve for uncollectible amounts based on the aging of the contract balance, current and historical customer trends, and communications with its customers. These reserves are recorded as operating expenses against the contract asset.

Contract Assets

Contract assets are recorded for those parts of the contract consideration not yet invoiced but for which the performance obligations are completed. The revenue is recognized when the customer receives services. Contract assets are included in other current or non-current assets in the balance sheet, depending on if their reduction will be recognized during the succeeding twelve-month period or beyond.

Deferred Revenue

Deferred revenues represent billings or payments received in advance of revenue recognition and are recognized upon transfer of control. Balances consist primarily of prepaid services not yet provided as of the balance sheet date. Deferred revenues that will be recognized during the succeeding twelve-month period are recorded as current deferred revenues in the balance sheet, with the remainder recorded as other non-current liabilities in the consolidated balance sheets.

Costs to Obtain a Customer Contract

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized as other current or non-current assets and amortized on a straight-line basis over the life of the contract, which approximates the benefit period. The benefit period was estimated by taking into consideration the length of customer contracts, technology lifecycle, and other factors. All sales commissions are recorded as consulting fees within the Company's consolidated statement of operations.

Remaining Performance Obligations

The Company anticipates subscription terms will be one year or less. The Company's services are design in a manner that will render all of the Company's revenues to be contract revenues.

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service. The Company has no equipment at June 26, 2020.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded any asset impairments.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. As of June 26, 2020, the Company has no software development costs.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. **Going Concern Matters and Realization of Assets**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has not commenced operations as of June 26, 2020 and has no members' equity at that date. As of June 26, 2020, no accounting activity has taken place and consequently no transactions have been recognized or would be required to be recognized. In addition, without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its anticipated operating losses, capital expenditures, lease payments and working capital requirements.

The Company may not be able to raise sufficient debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

Although the Company has been successful in raising money after the date of the balance sheet, management has determined, that its current cash balances will not sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The carrying amounts reported in the balance sheet approximate their fair value.

4. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of June 26, 2020, and as of the date of the issuance of this report, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company has no leases. Personnel hired subsequent to the balance sheet date have worked remotely from their homes.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

5. <u>Members' Equity</u>

As of June 26, 2020, the Company had a single class of membership interest units ("Units") authorized. No equity was issued at the inception date.

6. <u>Subsequent Events</u>

On June 29, 2020, the Company issued 1,000 Units to its founding members. Each of the 5 founding members has a representative on the Board of Managers. On July 30, 2020, the Board of Managers increased the outstanding Units to 3,799,570. Units were issued to founders and consultants primarily as compensation for product development work. 710,200 of the 3,799,570 Units were designated as compensation for a consulting services agreement with ValueSetters, Inc. ValueSetters, Inc. was engaged to prepare an offering statement, campaign website, pitch deck, corporate website and other required material for raising capital.

In August 2020, the Company offered Units for sale under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. In October 2020, the Company sold 267,575 Units for $0.93 per Unit for gross proceeds of $248,845.

The Company evaluated subsequent events through December 23, 2020, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.